Exhibit 4.1

AMENDMENT NO. 2 TO

RIGHTS AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”) to the Rights Agreement, dated as of February 7, 2013 and as previously amended (the “Rights Agreement”), by and between BBX Capital Corporation, a Florida corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), is entered into April 2, 2015. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

WITNESSETH:

WHEREAS, the Board of Directors of the Company (the “Board”), in light of the recommendation of the Special Committee of the Board (the “Committee”) in respect of the tender offer by BFC Financial Corporation, a Florida corporation (“BFC”), to acquire up to 4,771,221 shares of the Company’s Class A common stock, $0.01 par value per share, and the associated preferred share purchase rights (the “Class A Common Stock”), not otherwise owned by BFC at a price of $20.00 in cash per share, subject to certain terms and conditions (the “Tender Offer”), has determined that it is in the best interests of the Company and its shareholders, and consistent with the objectives of the Board in adopting the Rights Agreement, to amend the Rights Agreement in the manner set forth herein to render the Rights Agreement inapplicable to the Tender Offer;

WHEREAS, the Company desires to amend the Rights Agreement pursuant to Section 26 of the Rights Agreement; and

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company has delivered to the Rights Agent a certificate signed by an appropriate officer of the Company which states that this Amendment is in compliance with the terms of Section 26 of the Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Amendment to Section 1

a. The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby amended by adding the following sentence to the end of said definition:

“Notwithstanding anything in this Agreement to the contrary, neither BFC nor any of its Affiliates or Associates shall be or become an Acquiring Person, and the term “Acquiring Person” shall not include any of BFC or any of its Affiliates or Associates, solely by reason of the announcement, commencement, extension or the acquisition of shares of the Class A Common Stock of the Company in accordance with the terms and conditions of the Tender Offer.”

b. The definition of “Distribution Date” in Section 1(q) of the Rights Agreement is hereby amended by adding the following sentence to the end of said definition:

“Notwithstanding anything in this Agreement to the contrary, no Distribution Date shall be deemed to have occurred as a result of the announcement, commencement, extension or the acquisition of shares of the Class A Common Stock of the Company in accordance with the terms and conditions of the Tender Offer.”

c. The definition of “Stock Acquisition Date” in Section 1(ll) of the Rights Agreement is hereby amended by adding the following sentence to the end of said definition:

“Notwithstanding anything in this Agreement to the contrary, no Stock Acquisition Date shall be deemed to have occurred solely as a result of the announcement, commencement, extension or the acquisition of shares of the Class A Common Stock of the Company in accordance with the terms and conditions of the Tender Offer.”

d. Section 1 of the Rights Agreement is hereby amended by adding the following definition to the end of Section 1:

“Tender Offer” means that tender offer commenced on March 20, 2015 by BFC to acquire up to 4,771,221 shares of Class A Common Stock (and the associated preferred share purchase rights) not otherwise owned by BFC at a price of $20.00 in cash per share, subject to certain terms and conditions.

4. Amendment to Section 11

Section 11 of the Rights Agreement is hereby amended by adding the following sentence to the end of Section 11(a)(ii):

“Notwithstanding anything in this Rights Agreement to the contrary, none of the announcement, commencement, extension or the acquisition of shares of the Class A Common Stock of the Company in accordance with the terms and conditions of the Tender Offer shall cause the Rights to be adjusted or become exercisable in accordance with this Section 11(a)(ii).”

5. Benefits

All of the covenants and provisions of this Amendment by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

6. Severability

If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7. Effectiveness and Effect of Amendment

a. Notwithstanding anything to the contrary set forth in Section 26 of the Rights Agreement, this Amendment shall become effective as of the date first written above.

b. Except as specifically modified herein, the Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of any provision of the Rights Agreement. Upon and after the effectiveness of this Amendment, each reference in the Rights Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Rights Agreement, and each reference in any other document to “the Rights Agreement”, “thereunder”, “thereof” or words of like import referring to the Rights Agreement, shall mean and be a reference to the Rights Agreement as amended, including as modified hereby.

8. Governing Law

This Amendment shall be deemed to be a contract made under the laws of the State of Florida and for all purposes shall be governed by and construed in accordance with the laws of the State of Florida applicable to contracts made and to be performed entirely within the State of Florida.

9. Descriptive Headings

Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

10. Counterparts

This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date set forth in the first paragraph hereof.

BBX CAPITAL CORPORATION:

By:	/s/ Raymond Lopez
Name:	Raymond Lopez
Title:	Chief Financial Officer

RIGHTS AGENT:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli
Name:	Michael A. Nespoli
Title:	Executive Director

[Signature Page to Rights Agreement Amendment]